Third Quarter Report as of September 30, 2004

Abbreviations

Dynamic Oil & Gas, Inc. is a Canadian-based energy company engaged in the production and exploration of western Canada's natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in various areas of central Alberta, southwestern Saskatchewan and southwestern and northeastern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

bbl or bbls	barrel or barrels
mcf	thousand cubic feet
bbl/d	barrels per day
mcf/d	thousand cubic feet per day
mbbl	thousand barrels
mmcf	million cubic feet
bcf	billion cubic feet
boe	barrels of oil equivalent (6 mcf = 1 bbl)
mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day
NGL's	natural gas liquids
mboe	thousand barrels of oil equivalent

THIRD QUARTER REPORT AS OF SEPTEMBER 30, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with our Financial Statements and the Notes thereto included in this Interim Report. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Unless otherwise noted, tabular amounts are in thousands of Canadian dollars, and sales volumes, production volumes and reserves are before royalties. We have presented our working interest before royalties, as we measure our performance on this basis, which is consistent with other Canadian oil and gas companies.

Throughout this discussion and analysis, we analyze expense factors on a unit cost-of-production basis. It is industry practice among our peer-group to monitor trends in expenses against daily average production volumes and the common unit of production used is the barrel of oil equivalent ("boe"). We do not analyze expense trends based on gross revenues, as commodity price volatility may lead to less reliable trending results.

For ease of reading, we refer throughout this discussion and analysis to the periods reported as follows:

Periods Reported	2004	2003

July 1 to September 30, referred to as	2004-Q3	2003-Q3
January 1 to September 30, referred to as	2004-Nine	2003-Nine
January 1 – March 31, referred to as	2004-Q1	2003-Q1
April 1 – June 30, referred to as	2004-Q2	2003-Q2

Due to our early adoption of certain changes in accounting policies retroactively to December 31, 2003, we have restated 2003-Q3 and 2003-Nine for comparative purposes (see note 2 to our Financial Statements).

EXECUTIVE OVERVIEW

Key Measures for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Gross revenues	9,689	11,980	30,984	37,212
Cash flow from operations (1)(2)	4,423	4,866	15,049	16,891
Cash flow from operations
per share ($/share) (1)(2)	0.18	0.22	0.64	0.80
Net earnings (loss)(2)	(378)	830	(754)	5,373
Net earnings (loss) per share
($/share)(2)	(0.02)	0.04	(0.03)	0.25
Daily average production (boe/d)	2,883	3,831	3,088	3,493
Total production (mboe)	265	353	846	954
Capital investment (includes
exploration expenses)	6,688	14,134	24,533	26,478
Net debt (3)	17,251	16,552	17,251	16,552
Net debt to cash flow
annualized (times) (4)	1.0:1	0.9:1	0.9:1	0.7:1

(1)	Cash flow from operations is a non-GAAP measure and therefore may or may not be comparable to similar measures presented by other companies. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

($ 000's)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Cash provided by (used in)
operating activities (GAAP)	6,440	7,447	10,705	18,108
Changes in non-cash working capital
affecting operating
activities (GAAP)	(2,017)	(2,581)	4,344	(1,217)
Cash flow from operations
(non-GAAP)	4,423	4,866	15,049	16,891

(2)	2003-Q3 and 2003-Nine restated per note 2 to our Financial Statements.

(3)	Net debt is working capital. We have no long-term debt.

(4)	Net debt divided by cash flow from operations annualized. Annualized numbers are presented by multiplying the three-month or nine-month numbers by four or four-thirds, respectively. This method, however, does not reflect actual results for the applicable extrapolated periods and as such may differ from the extrapolations generated by this calculation.

2004-Q3 vs 2003-Q3
Our total production in 2004-Q3 was 265 mboe compared to 353 mboe in 2003-Q3. Our daily average production was 2,883 boe/d, a decrease of 948 boe/d or 25%, two-thirds of which was due to declining production from two crude oil wells at St. Albert. The remaining one-third was the net result of production decreases in natural gas and natural gas liquids at St. Albert partially offset by an increase in natural gas at Cypress/ Chowade. The production decreases at St. Albert were mainly due to naturally-declining reservoir pressures and a temporary maintenance shut-down of our sour gas compressor. The production increase at Cypress/Chowade was primarily due to the startup of three new wells this year.

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DYNAMIC OIL & GAS, INC.

Our weighted average prices realized for natural gas decreased marginally to $6.51 per mcf, while the weighted average prices of natural gas liquids and crude oil increased by 26% to $32.85 and by 36% to $55.02 per barrel, respectively.

Gross revenues decreased by a net of $2.3 million or 19%, to $9.7 million. Included in this net decrease were volume-based variances that decreased revenues by $4.6 million and price-based variances that increased revenues by $2.3 million. Cash flow from operations decreased by $0.5 million or 10%, to $4.4 million. This decrease was mainly due to the same variance factors affecting gross revenues, accompanied by a decrease of $1.8 million in cash expenses. Net earnings decreased by $1.2 million or 146%, to a loss of $0.4 million. This decrease was mainly due to the same variance factors affecting cash flow from operations, accompanied by an increase of $0.7 million in non-cash expenses.

Capital Investment Program
(Including Exploration Expense Related to Drilling and Seismic) (1)
By Classification for the Comparative Periods Presented
($000's)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Land acquisitions	102	10,475	2,455	14,605
Drilling, completions and equipping:
Exploration	3,399	310	9,317	4,658
Development	1,670	2,916	3,476	5,132
Facilities and pipelining	1,062	(154)	5,717	897
Seismic	300	471	3,341	943
Other	156	116	227	243
Total	6,689	14,134	24,533	26,478

(1)
Beginning in 2004-Q2, we changed our reporting method from Capital Expenditures to Capital Investment Program. The difference in methods is that Capital Investment Program includes exploration expenses relating to drilling and seismic, whereas Capital Expenditures did not. Due to the timing of this change, amounts reported in each of 2004-Q1, 2004-Q2 and 2004-Q3 do not total to 2004-Nine.

During 2004-Q3, our total capital investment was $6.7 million, of which 76% was for drilling, completion and equipping work most of which was spent on two wells at Orion in northeastern British Columbia. A further 16% was invested at Cypress/Chowade on pipeline facilities and certain equipment that may be ultimately used in the event we construct a gas plant.

To help fund portions of our 2004 and 2005 capital investment programs, we completed a private placement financing in 2004-Q2. The private placement closed on May 19, 2004, resulting in cash proceeds, net of fees and financing costs, of approximately $11.7 million. Upon closing, we issued 2,000,000 flow-through shares at $5.60 per share and 280,000 common shares (non-flow-through) at $4.55 per share.

The gross proceeds of the flow-through portion of the private placement were $11.2 million, all of which must be spent by December 31, 2005 on exploration-only activities. Our fiscal 2004 budget has been revised to consider the flow-through and by year-end, we expect to incur approximately $3.7 million in exploration expenditures. Our total 2004 capital investment budget has been revised from $37.1 million to $39.0 million. The revised amount is allocated to drilling, completions and equipping (57%), facilities and infrastructure (22%), seismic (9%), land acquisitions (8%), and contingencies (4%), as warranted.

At the end of fiscal 2004, we will be renouncing to the private placement shareholders, the $11.2 million in flow-through, at which time share capital will be reduced and future income tax liability will be recognized for approximately $4.4 million. Net proceeds of the non-flow-through portion of the financing will be used as general working capital.

2004-Nine vs 2003-Nine
Our total production in 2004-Nine was 846 mboe compared to 954 mboe in 2003-Nine. Our daily average production was 3,088 boe/d, a decrease of 405 boe/d or 12%. The main reason for this decrease was the declining production from two crude oil wells at St. Albert.

Natural gas and natural gas liquids increased by a net of 141 boe/d. New production from the startup of three new wells at Cypress/ Chowade more than offset decreases at St. Albert. The St. Albert decreases were mainly the result of naturally-declining reservoir pressures and production losses from one gas well being shut in as a result of acid-gas contamination by a third-party.

Gross revenues decreased by a net of $6.2 million or 17%, to $31.0 million. Included in this net decrease were volume-based variances that decreased revenues by $6.5 million and price-based variances that increased revenues by $0.3 million. Cash flow from operations decreased by $1.8 million or 11%, to $15.0 million. This decrease was mainly due to the same variance factors affecting gross revenues, accompanied by a decrease of $4.4 million in cash expenses. Net earnings decreased by $6.1 million or 114%, to a loss of $0.7 million. This decrease was mainly due to the same variance factors affecting cash flow from operations, accompanied by an increase of $4.3 million in non-cash expenses.

Fiscal 2004 Production Targets
Our Fiscal 2004 daily production exit rate target remains unchanged at 3,700 boe/d, but we are revising our daily average production rate target to 3,100 boe/d from 3,400 boe/d. In order for us to meet the exit rate target, there are certain projects that we believe can be reasonably achieved by year end. These include drilling, completing and tying-in one or two natural gas wells at Cypress and at least two heavy oil wells on new company lands in southwestern Saskatchewan. The heavy oil wells are follow-up wells to a new-pool discovery well drilled in October 2004. To mitigate production declines at St. Albert, we plan to invest in various natural gas optimization projects and the completion/tie-in of a crude oil development well that was drilled in October 2004. (For further details, see the section entitled, "Outlook for 2004").

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THIRD QUARTER REPORT AS OF SEPTEMBER 30, 2004

PROPERTIES AND CAPITAL INVESTMENT

We follow the successful efforts method of accounting for our natural gas and crude oil activities. When it is determined that drilling has been unsuccessful in establishing commercial reserves, the costs of drilling are written off and reported as exploration expenses on our Statements of Operations and Retained Earnings (see the section entitled, "Exploration Expenses" for analysis and discussion). All other capital investment is reported as natural gas and oil interests on our Balance Sheets. The table below summarizes our invested capital for 2004-Q3, including items added to natural gas and oil interests on our Balance Sheets and drilling and seismic costs added to our Statements of Operations and Retained Earnings.

2004-Q3

Capital Investment Program
(Including Exploration Expense Related to Drilling and Seismic) (1)
By Property and Classification
		Drilling,
		Completions	Facilities
		and	and
($ 000's)	Land	Equipping	Pipelining	Seismic	Other	Total
Alberta
St. Albert	35	458	(158)	–	–	335
Wimborne	–	103	–	–	–	103
Other	–	77	–	–	–	77
Total Alberta	35	638	(158)	–	–	515
British Columbia
Cypress/Chowade	62	521	1,190	28	–	1,801
Orion	–	3,249	30	242	–	3,521
Total British Columbia	62	3,770	1,220	270	–	5,322
S.W. Saskatchewan	5	661	–	30	–	696
Other	–	–	–	–	156	156
Total	102	5,069	1,062	300	156	6,689

(1)	Beginning in 2004-Q2, we changed our reporting method from Capital Expenditures to Capital Investment Program. The difference in methods is that Capital Investment Program includes exploration expenses relating to drilling and seismic, whereas Capital Expenditures did not. Due to the timing of this change, amounts reported in each of 2004-Q1, 2004-Q2 and 2004-Q3 do not total to 2004-Nine.

Land
We made an investment of $0.1 million in land during 2004-Q3. In total, we acquired working interests in 184 net acres in Alberta, 710 net acres in British Columbia and 2,515 net acres Saskatchewan.

Drilling, Completions, Equipping, Facilities and Pipelining
During 2004-Q3, expenditures totaled $6.1 million, of which $0.4 million was in Alberta, $5.0 million was in British Columbia and $0.7 million was in Saskatchewan, incurred mainly as follows:

Alberta
St. Albert – Of the $0.4 million recorded as drilling, completions and equipping, the majority was spent on the drilling of one well that was targeting crude oil. At the close of 2004-Q3, drilling was still in progress.

Wimborne – We spent $0.5 million on the drilling of two exploration wells targeting natural gas. Both wells were abandoned in this quarter.

British Columbia
Cypress/Chowade – We recorded during the quarter $0.5 million of dry hole costs that related to a well that was first reported in 2004-Q1. During the quarter, we also spent $1.2 million on pipeline facilities and certain equipment that may be ultimately used in the event we construct a gas plant.

Orion – We spent $3.8 million on drilling, completions and equipping, of which $3.2 million related to our 100% working interest share of costs for drilling two exploration wells that were targeting Slave Point and Bluesky natural gas. The Slave Point well encountered a porous zone that tested natural gas and water but failed to produce commercially. The well-bore was determined to have potential for sidetrack drilling or water disposal and has not been abandoned. The Bluesky well was successful as a new-pool natural gas discovery.

S.W. Saskatchewan
During 2004-Q3, we commenced drilling in two new fields where we were targeting crude oil and began preparing to drill a natural gas target in a third new field. At the close of 2004-Q3, drilling operations were still in progress.

Seismic
At Orion in northeast British Columbia, we invested a further $0.2 million in a 44 square-kilometer, 3D proprietary seismic program that commenced field activities in 2004-Q1.

Other
We invested $0.2 million mostly on annual licensing for seismic interpretation and geological mapping software.

2004-Nine

Land
We invested $2.5 million in land during the period, most of which was spent at Cypress/Chowade to acquire 1,844 net acres (3,688 gross).

Drilling, Completions, Equipping, Facilities and Pipelining
During 2004-Nine, we invested a total of $18.5 million – $2.2 million at St. Albert, $0.5 million at Wimborne, $11.3 million at Cypress, $3.8 million at Orion and $0.7 million in S.W. Saskatchewan.

Investments at St. Albert were for the drilling and recompleting of three crude oil wells and two natural gas wells, optimizing our sweet gas compressor and upgrading our salt-water disposal facilities. At Wimborne we invested in the drilling of two natural gas wells, both of which were unsuccessful. The majority of spending at Cypress included the construction of a 32-kilometer, 8" pipeline (50%) and the drilling of three exploration wells – two of which were unsuccessful (30% and 50% working interests) and one of which was completed as a potential natural gas well (100%). On a year-to-date basis, all spending at Orion and in S.W. Saskatchewan was incurred (100%) and discussed in 2004-Q3 above.

Seismic
Most of our year-to-date seismic expenditures were spent at Orion in northeast British Columbia, where we invested $3.2 million in a 44 square-kilometer, 3D proprietary seismic program.

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DYNAMIC OIL & GAS, INC.

FINANCIAL RESULTS

Cash Flow from Operations, Revenue and Net Earnings

2004-Q3 vs 2003-Q3
Cash flow from operations was $4.4 million versus $4.9 million, a decrease between periods of $0.5 million or 10%. This decrease is due to net variances in revenue and cash expenses as discussed below.

Revenue decreased cash flow from operations by $2.3 million ($9.7 versus $12.0 million) due to the net result of a $4.6 million decrease in lower volume sales of all commodities and a $2.3 million increase as a result of higher weighted-average prices realized in all commodities. A breakdown of the variances by commodity is shown in the table below.

Revenue Variances by Commodity
between the Comparative Periods Presented
	2004-Q3 vs 2003-Q3			2004-Nine vs 2003-Nine
($ 000's)	Volume-	Price-		Volume-	Price-
	based	based	Total	based	based	Total
Natural gas	(942)	921	(21)	1,074	(686)	388
Natural gas liquids	(1,588)	436	(1,152)	(2,679)	128	(2,551)
Crude oil	(2,101)	982	(1,119)	(4,949)	884	(4,065)
Total	(4,631)	2,339	(2,292)	(6,554)	326	(6,228)

Cash expenses increased cash flow from operations by $1.8 million. This was the net result of decreases in royalties ($1.2 million), current income taxes ($0.7 million), and net interest and general and administrative expenses ($0.1 million), and an increase in production costs ($0.2 million).

Net earnings decreased between periods by $1.2 million (a loss of $0.4 million from net earnings of $0.8 million) due to the $0.5 million net decrease in cash flow from operations discussed above and an increase of $0.7 million in non-cash expenses. The increase in non-cash expenses was the net result of increases in amortization and depletion expense ($0.1 million) and exploration expenses ($0.8 million), and a decrease in future income taxes and various other expenses ($0.2 million).

2004-Nine vs 2003-Nine
Cash flow from operations was $15.1 million versus $16.9 million, a decrease between periods of $1.8 million or 11%. This decrease is due to net variances in revenue and cash expenses as discussed below.

Revenue decreased cash flow from operations by $6.2 million ($31.0 versus $37.2 million) due to the net result of a $6.6 million decrease in lower volume sales of all commodities and a $0.3 million increase as a result of higher weighted-average prices realized in all commodities. A breakdown of the variances by commodity is shown in the table above.

Cash expenses increased cash flow from operations by $4.4 million. This was the net result of decreases in royalties ($3.5 million), current income taxes ($1.8 million), net interest and general and administrative expenses ($0.1 million), and an increase in production costs ($1.0 million).

Net earnings decreased between periods by $6.1 million (a loss of $0.7 million from net earnings of $5.4 million) due to the $1.8 million net decrease in cash flow from operations discussed above and an increase of $4.3 million in non-cash expenses. The increase in non-cash expenses was the net result of increases in amortization and depletion expense ($1.9 million) and exploration expenses ($4.2 million), and a decrease in future income taxes and various other expenses ($1.8 million).

Daily Average Production Rates and Total Production

Daily Average Production Rates by Commodity and Field, and Total
Production For the Comparative Periods Presented
(Units as stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Daily average production rates
Natural gas (mcf/d)
St. Albert	7,950	10,242	8,406	9,924
Halkirk	936	1,212	1,044	1,200
Peavey/Morinville	450	486	492	438
Other Alberta	636	792	684	606
Cypress/Chowade,
British Columbia	3,432	1,560	3,324	558
Total natural gas (mcf/d)	13,404	14,292	13,950	12,726
Total natural gas (boe/d)	2,234	2,382	2,325	2,121
Natural gas liquids (bbl/d)
St. Albert	535	698	574	635
Other Alberta	3	9	4	6
Total natural gas liquids (bbl/d)	538	707	578	641
Crude oil (bbl/d)
St. Albert	110	741	184	730
Other, Saskatchewan	1	1	1	1
Total crude oil (bbl/d)	111	742	185	731
Total daily average
production (boe/d)	2,883	3,831	3,088	3,493
Total production all
products (mboe)	265	353	846	954

2004-Q3 vs 2003-Q3
Total production of all products was 265 mboe versus 353 mboe and our total daily average production was 2,883 boe/d versus 3,831 boe/d. This represented a net decrease in daily average production of 948 boe/d or 25%. Of this net decrease, natural gas decreased by 888 mcf/d (148 boe/d), while natural gas liquids and crude oil decreased by 169 boe/d and 631 boe/d, respectively.

The decrease in natural gas production was the net result of decreases at St. Albert of 2,292 mcf/d partially offset by increases at Cypress/ Chowade 1,872 mcf/d. Decreases in natural gas at St. Albert were mainly due to naturally-declining reservoir pressures, a factor that also explained the corresponding decrease in the production of natural gas liquids. Increases in natural gas at Cypress/Chowade were primarily due to the startup of three new wells this year.

Approximately 50 boe/d of production in natural gas, natural gas liquids and crude oil from St. Albert was temporarily held back in 2004-Q3 due to a maintenance shut-down of our sour gas compressor.

The main reason for the decrease in daily average production of crude oil was due to declining production from two St. Albert wells between the comparable periods.

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THIRD QUARTER REPORT AS OF SEPTEMBER 30, 2004

2004-Nine vs 2003-Nine
Total production of all products was 846 mboe versus 954 mboe. Our total daily average production decreased by a net of 405 boe/d or 12%, to 3,088 boe/d. Of this net decrease, natural gas increased by 1,224 mcf/d (204 boe/d), while natural gas liquids and crude oil decreased by 63 boe/d and 546 boe/d, respectively.

Explanations for the daily average production variances between the two periods are consistent with those discussed above. However, it is worthy to note that between the two periods, daily production of natural gas as a percent of our total daily average natural gas production decreased at St. Albert by 18% (from 78% to 60%) and increased at Cypress/Chowade by 20% (from 4% to 24%).

Weighted Average Commodity Prices

Weighted Average Commodity Prices
for the Comparative Periods Presented
(Units as stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Natural gas ($/mcf)	6.51	5.80	6.66	6.86
Natural gas liquids ($/bbl)	32.85	26.17	29.20	28.47
Crude oil ($/bbl)	55.02	40.53	48.13	43.69

2004-Q3 vs 2003-Q3
Our weighted average prices of natural gas increased by 12%, while the weighted average prices of natural gas liquids and crude oil increased by 26% and 36%, respectively.

Natural gas reference prices weakened in 2004-Q3 compared to 2004-Q2 due to lower-than-expected electrical consumption and a strong build-up in storage that has lessened concerns over winter gas supply. Crude oil reference prices continued to be strong during 2004-Q3 due to macro-economic events and geo-political uncertainties. Crude oil benchmark prices reached record highs in September.

2004-Nine vs 2003-Nine
Our weighted average prices of natural gas decreased by 3% and our weighted average prices of natural gas liquids decreased by 3%. Our weighted average prices for crude oil increased by 10%.

We estimate our natural gas liquids to be 45% natural gas-based and 55% crude oil-based. Therefore, our weighted average prices for liquids generally follow the respective trends mentioned above.

Hedging
We have no hedge positions. However, because of our product mix of natural gas, natural gas liquids and crude oil, the potential price-volatility risk that single-product pricing could have on our net earnings is reduced. Further, we vary our natural gas sales mix between AECO-spot prices and aggregator-based prices (which are, in turn, based on a blend of AECO-spot, long term and NYMEX contracts).

Royalties, Mineral Taxes and Royalty Credits

Royalties, Mineral Taxes, Provincial Royalty Credits and Unit Total
Royalties For the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Crown	749	1,204	2,174	3,950
Freehold and overriding	1,189	1,632	3,933	5,442
Freehold mineral taxes	300	450	950	1,350
Provincial royalty credits	(176)	6	(256)	(411)
Total royalties	2,062	3,292	6,801	10,331
Unit total royalties per boe ($)	7.77	9.34	8.04	10.83

2004-Q3 vs 2003-Q3
Total royalties were $2.1 million versus $3.3 million. Unit royalties expense decreased by $1.57 or 17%, to $7.77 per boe. Of this decrease, 57% was due to lower crude oil production at St. Albert that attracted heavier-than-average royalty obligations. The remaining 43% decrease was due to increased provincial royalty tax credits, mainly earned through summer drilling credits in British Columbia.

2004-Nine vs 2003-Nine
Total royalties were $6.8 million versus $10.3 million. Unit royalties expense decreased by $2.79 or 26%, to $8.04 per boe. Of this decrease, 76% was due to the same reasons discussed above. The remaining 24% was due to the elimination of a gross overriding royalty charge that burdened all company production by 3%. The overriding royalty rights were acquired from the holders in 2003-Q3.

Production Costs

Production Costs and Unit Production Costs
for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Production costs	2,330	2,086	6,305	5,283
Unit production costs per boe ($)	8.78	5.92	7.45	5.54

2004-Q3 vs 2003-Q3
Total production costs were $2.3 million versus $2.1 million. Unit production costs increased by a net of $2.86 or 48%, to $8.78 per boe. The increase was mainly due to the effect of declining production and fixed costs at St Albert and the start-up of new higher-cost production at Cypress/Chowade. Over the coming months at St. Albert, management expects to rationalize its operations and earn certain cost savings. Presently, production costs at Cypress/Chowade reflect start-up inefficiencies. Management expects these costs to decrease as infrastructure bottlenecks are resolved and economies of scale are improved.

2004-Nine vs 2003-Nine
Total production costs were $6.3 million versus $5.3 million. Unit production costs increased by a net of $1.91 or 34%, to $7.45 per boe. Reasons for this increase are consistent with those discussed above.

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DYNAMIC OIL & GAS, INC.

Amortization and Depletion Expense A&D

A&D Expense and Unit A&D Expense
for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Total A&D	3,467	3,396	9,319	7,471
Unit A&D expense per boe ($)	13.07	9.64	11.01	7.83

2004-Q3 vs 2003-Q3
Our total A&D expense was $3.5 million versus $3.4 million. Unit A&D expense increased by a net of $3.43 or 36%, to $13.07 per boe. Variances in capital-to-reserve ratios between the two comparative periods accounted for 73% of the unit increase. Most of the increase was due to significant new capital invested in our Cypress/Chowade properties in 2004-Q3. The balance of the increase was mainly due to amortization of new petroleum and natural gas rights that were acquired since 2003-Q3.

2004-Nine vs 2003-Nine
Our total A&D expense was $9.3 million versus $7.5 million. Unit A&D expense increased by a net of $3.18 or 43% to $11.01 per boe. Reasons for this increase are consistent with those discussed above.

Exploration Expenses

Exploration Expenses and Unit Exploration Expenses
for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Drilling (1)	990	432	2,835	1,086
Seismic data activity	301	55	3,341	924
Other	109	79	375	31
Total exploration expenses	1,400	566	6,551	2,311
Unit exploration expenses
per boe ($)	5.28	1.60	7.74	2.42

(1)	We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proved reserves.

2004-Q3 vs 2003-Q3
Total exploration expenses were $1.4 million versus $0.6 million. Unit exploration expenses increased by $3.68 or 230%, to $5.28 per boe. Sixty eight percent of this increase related to an unsuccessful drilling attempt at Wimborne and recognition of additional drilling costs for a dry hole at Cypress/Chowade that was first reported in 2004-Q1. The remaining increase was mainly due to additional costs related to our share of a 44 square-kilometer, 3D proprietary seismic program at Orion. Drilling expenses for 2003-Q3 reflect an unsuccessful drilling attempt at Halkirk.

2004-Nine vs 2003-Nine
Total exploration expenses were $6.6 million versus $2.3 million. Unit exploration expenses increased by $5.32 or 219%, to $7.74 per boe. The 44 square-kilometer seismic program at Orion discussed above, compared to our share of a smaller, multi-client, 3D shoot/purchase at Wimborne in 2003-Q1 accounted for 56% of the increase in unit exploration expenses between periods. The remaining 44% was mainly due to the difference between periods in the number of unsuccessful drilling attempts. In 2004-Nine, we drilled three unsuccessful wells, two at Cypress/Chowade and one at Wimborne, and in 2003-Nine, we drilled two unsuccessful wells, one each at Wimborne and Halkirk.

Interest Expense - Net

Net Interest Expense and Unit Net Interest Expense
for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Net interest expense	118	189	424	539
Unit net interest expense
per boe ($)	0.44	0.54	0.50	0.57

2004-Q3 vs 2003-Q3
Net interest expense was $0.1 million versus $0.2 million. The average daily balance of our bank operating facility decreased by $4.9 million or 30%, to $11.4 million and the closing balance was $11.7 million. On May 18, 2004, our facility balance was $19.3 million and on May 19 it decreased by $11.7 million. This amount represented proceeds, net of fees and expenses, resulting from the closing on that date of a private-placement financing agreement wherein we sold 2,000,000 flow-through shares at a price of $5.60 per share and 280,000 non-flow-through shares at a price of $4.55 per share (see note 3[a] to our Financial Statements for further details).

The effective interest rates applicable to our borrowings in 2004-Q3 and 2003-Q3 were 4.1% and 4.9%, respectively.

2004-Nine vs 2003-Nine
Net interest was $0.4 million versus $0.5 million. The effective interest rates applicable to our borrowings in 2004-Nine and 2003-Nine were 4.4% and 5.1%, respectively.

General and Administrative Expenses (G&A)

G&A Expenses and Unit G&A Expenses
for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Cash G&A	756	809	2,456	2,417
Non-cash G&A
(stock-based compensation)	90	96	358	318
Total G&A	846	905	2,814	2,735
Unit G&A per boe ($)	3.19	2.57	3.33	2.87

2004-Q3 vs 2003-Q3
Total G&A expenses were $0.8 million versus $0.9 million. Both reporting periods contain $0.1 million in stock-based compensation, which is a non-cash expense. On a unit basis, our G&A costs increased by $0.62 or 24%, to $3.19 per boe. This unit increase is mainly due to a decrease in the production denominator.

2004-Nine vs 2003-Nine
Total G&A expenses were $2.8 million versus $2.7 million. In 2004-Nine and 2003-Nine, stock-based compensation was $0.4 and $0.3 million, respectively. On a unit basis, our G&A costs increased by $0.46 or 16%, to $3.33 per boe. This unit increase is mainly due to a decrease in the production denominator.

7

THIRD QUARTER REPORT AS OF SEPTEMBER 30, 2004

Income Tax Expense

We use the liability method of tax allocation in accounting for income taxes. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially-enacted rates and laws that will be in effect when the differences are expected to reverse.

Current and Future Income Tax Expenses (Recoveries)
for the Comparative Periods Presented
($ 000's)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Income tax expense (recovery)
Current	–	739	(52)	1,751
Future	(188)	(79)	(510)	1,299
Total	(188)	660	(562)	3,050

2004-Q3 vs 2003-Q3, and 2004-Nine vs 2003-Nine
Total income taxes of $0.2 million were recovered in 2004-Q3 compared to $0.7 million expensed in 2003-Q3. In 2004-Nine, income taxes of $0.6 million were recovered compared to $3.1 million expensed in 2003-Nine.

The above amounts were consistent with our pre-tax earnings. Our income tax recovery in 2004-Nine reflects declining future income tax rates and the deductibility/non-deductibility of resource allowances and crown payments, respectively.

Summary of Quarterly Results

Summary of Results for Eight Most Recently Completed Quarters

($ 000's unless	2004	2004	2004	2003	2003	2003	2003	2002
otherwise stated)	-Q3	-Q2	-Q1	-Q4	-Q3	-Q2	-Q1	-Q4
Revenue	9,689	10,320	10,975	9,636	11,980	10,924	14,308	10,510
Net earnings (loss)	(378)	413	(788)	(781)	965	1,472	3,322	690
Net earnings (loss) per share
basic	(0.02)	0.02	(0.04)	(0.04)	0.04	0.07	0.16	0.04
diluted	(0.02)	0.02	(0.03)	(0.04)	0.04	0.07	0.16	0.04

Changes in revenues between quarters are affected by three identifiable trend factors. They are: changes in total and daily production volumes of commodities; changes in prices of commodities; and changes in daily production volume-mix between commodities. Changes in net earnings and net earnings per share between quarters are mainly affected by the following identifiable trend factors: changes affecting revenues as discussed above; changes in amortization and depletion (A&D) expense; and changes in exploration expenses.

The table below shows identifiable trend factors that affect changes in revenues, net earnings and net earnings per share for the eight most recent quarters.

Identifiable Trend Factors for Eight Most Recently Completed Quarters

($ 000's unless	2004	2004	2004	2003	2003	2003	2003	2002
otherwise stated)	-Q3	-Q2	-Q1	-Q4	-Q3	-Q2	-Q1	-Q4
Total production
(mboe)	265	273	308	305	353	292	309	320
Daily average production rates:
Natural gas
(mcf/d)	13,404	13,881	14,580	14,010	14,292	11,615	12,252	13,723
Natural gas liquids
(bbl/d)	538	512	684	724	707	576	639	708
Crude oil (bbl/d)	111	170	273	253	742	695	756	485
Weighted average commodity prices:
Natural gas
($/mcf)	6.51	6.90	6.56	5.73	5.80	6.87	8.09	5.50
Natural gas liquids
($/bbl)	32.85	28.25	26.99	25.58	26.17	26.02	33.28	24.69
Crude oil ($/bbl)	55.02	49.57	44.30	36.94	40.53	40.70	49.58	41.57
A&D expense	3,467	2,812	3,040	4,550	3,396	1,890	2,185	3,380
Exploration
expenses (1)	1,400	935	4,215	1,552	565	848	897	405

(1)	We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well ("dry hole") are expensed when it becomes known the well did not result in a discovery of proved reserves.

8

DYNAMIC OIL & GAS, INC.

2002-Q4 – Revenue of $10.5 million reflected relatively high production volumes and prices for natural gas and crude oil of $5.50 per mcf and $41.50 per barrel, respectively. Net earnings were $0.7 million after accounting for relatively higher A&D expense of $3.4 million and comparatively lower exploration expense of $0.4 million. A&D expense reflected a lower producing reserve base as a result of revisions to our fiscal 2003 independent reserve estimations. There were no dry holes recorded in exploration expenses.

2003-Q1 – Revenue of $14.3 million was a corporate record high, partially due to record-high natural gas and crude oil prices that similarly affected prices for natural gas liquids. Crude oil production was a record-high due to the startup of one new well at St. Albert. Net earnings were a record-high of $3.3 million. Exploration expenses were $0.9 million, most of which was for our share of a 3D seismic shoot at Wimborne.

2003-Q2 – Revenue of $10.9 million was the result of slightly weaker commodity prices and lower production. Lower production was mainly the result of an annual two-week plant turnaround at St. Albert. Net earnings were $1.5 million after accounting for relatively lower A&D expense of $1.9 million, primarily due to lower production. Exploration expenses of $0.8 million included the cost of one dry hole at Wimborne.

2003-Q3 – Revenue of $12.0 million was our second-highest on record. This was the net result of record-high production against comparatively weaker commodity prices. Net earnings were $1.0 million after accounting for $3.4 million in A&D expense, which was due to higher production volumes combined with a significant increase in our depletable asset base. Our depletable assets increased due to the repurchase of gross overriding interests that previously burdened our total current and future production by 3%. Exploration expenses were $0.6 million, most of which related to one dry hole at Halkirk.

2003-Q4 – Revenue of $9.6 million reflected a significant decrease in crude oil prices and production volumes. Crude oil decreased at St. Albert mainly due to declining productivity in two wells. Net earnings were a loss of $0.8 million. A&D expense of $4.6 million reflected a lower producing reserve base due to year-end independent reserve estimations. Exploration expenses were $1.6 million, most of which was for our share of 3D, seismic data-gathering costs at Cypress/Chowade.

2004-Q1 – Revenue of $11.0 million reflected strengthening prices in all commodities. Net earnings were a loss of $0.8 million after accounting for a significant increase in exploration expenses. Exploration expenses were $4.2 million due mainly to a 44 square-kilometer, 3D proprietary seismic program at Orion and the recognition of two unsuccessful drilling attempts at Cypress/Chowade.

2004-Q2 – Revenue of $10.3 million reflected comparatively stronger prices and lower production in all commodities. Lower production was mainly the net result of continuing production declines and an annual two-week plant turnaround at St. Albert, and the start-up of three new natural gas wells at Cypress/Chowade. Net earnings were $0.4 million after accounting for relatively unchanged A&D burdens and $0.9 million in exploration expenses. There were no dry holes reported in the period.

2004-Q3 – Details are included in earlier sections of this Management's Discussion and Analysis.

OUTLOOK FOR 2004

Our daily production exit rate target remains unchanged at 3,700 boe/d, but we are revising our daily average production rate target for fiscal 2004 to 3,100 boe/d from 3,400 boe/d.

Earlier guidance was based on periodic assurances by the operator that 5.0 million cubic feet per day (833 boe/d) of additional natural gas production from our Cypress field in N.E. British Columbia would be drilled-up and phased-in earlier this year. Operations are finally underway, and we believe that drilling, completion and tie-in of one or two new natural gas development wells at Cypress is achievable by year-end.

In concert with drilling related activities at Cypress, we are presently performing feasibility studies on certain processing alternatives, which include but may not be limited to, the possible construction of a 30 mmcf/d sour gas plant.

In order for us to meet the exit rate target, there are certain projects that we believe can be reasonably achieved by year end. These include drilling, completing and tying-in one or two natural gas wells at Cypress and at least two heavy oil wells on new company lands in southwestern Saskatchewan. The heavy oil wells are follow-up wells to a new-pool discovery well drilled in October 2004. To mitigate production declines at St. Albert, we plan to invest in various natural gas optimization projects and the completion/tie-in of a crude oil development well that was drilled in October 2004.

Our daily average exit production target is comprised of 68% natural gas, 13% natural gas liquids, 9% medium-light crude oil and 10% heavy oil.

Our revised production targets do not include potential increases resulting from work being conducted in 2004-Q4 at Orion. One development (100%) and two exploration natural gas wells (50% and 100%) are scheduled. All three wells are targeting the Bluesky formation. Information from other wells in the area indicates that Bluesky wells could encounter estimated pool sizes of 12 bcf and production of one – three mmcf/d per well. If successful, tie-ins are subject to regulatory approvals, winter access-only conditions, availability of equipment, and negotiation of third-party transportation and processing.

On May 19, 2004, we raised $11.7 million by way of a private placement as described in the "Liquidity and Capital Resources" section below. Under the terms of the private placement agreement, $11.2 million must be spent on exploration-only activities by December 31, 2005. Our fiscal 2004 budget has been revised to consider the flow-through and by year-end, we expect to incur approximately $3.7 million in exploration expenditures. Our total 2004 capital investment budget has been revised from $37.1 million to $39.0 million. The revised amount is allocated to drilling, completions and equipping (57%), facilities and infrastructure (22%), seismic (9%), land acquisitions (8%), and contingencies (4%), as warranted.

9

THIRD QUARTER REPORT AS OF SEPTEMBER 30, 2004

Our revised fiscal 2004 capital budget focuses on three primary objectives:

  To continue at St. Albert to develop new production to mitigate naturally-declining rates. As our primary producing asset, St. Albert contributed 70% of our total production in 2004-Nine;

  To invest in early-stage exploration opportunities, such as those that exist at Cypress/Chowade, Orion, Wimborne and new company lands in southwestern Saskatchewan; and

  To mature our early-stage exploration opportunities into core, producing properties through development drilling and infrastructure expansion programs, the most significant of which is at Cypress/Chowade.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
Our capital resources at the end of 2004-Q3 consisted of cash flow from operations, available lines of bank credit and net cash proceeds provided from the issuance of equity by way of a private placement.

The private placement closed on May 19, 2004, resulting in cash proceeds, net of fees and financing costs, of approximately $11.7 million. Upon closing, we issued 2,000,000 flow-through shares at $5.60 per share and 280,000 common shares (non-flow-through) at $4.55 per share (see note 3[a] to our Financial Statements for further details).

The gross proceeds of the flow-through private placement must be spent by December 31, 2005 on exploration-only activities, as discussed in the "Outlook for 2004" section above. Net proceeds of the non-flow-through portion of the financing will be used as general working capital.

Based on our forecast of strong commodity prices, supported by our May 19 private placement financing and our bank loan facility, we expect to meet our 2004 cash requirements. Consistent with our stated strategy for growth through full-cycle exploration and development, we may seek, from time-to-time, as warranted, term debt to finance long-life facilities, equity to fuel accelerated project exploration plans, and adjustments to our capital investment budget to best meet cash availability.

Financing activities – As at September 30, 2004, our revolving, demand bank loan facility was $25.0 million, $11.7 million of which was outstanding. Interest on this facility was at prime plus 3/8%, plus a standby fee on unused credit of 1/8%.

Working capital – Changes in our working capital and net debt levels were primarily dependent upon our cash flow from operations, the amount of our capital investment program, the timing of incurred field activities and external sources of financing.

Our 2004-Q3 and 2004-Nine net debt levels reflected an annualized net debt-to-cash-flow ratio of 1.0:1 and 0.9:1, respectively. This compared with 0.9:1 and 0.7:1 for 2003-Q3 and 2003-Nine, respectively.

CHANGES IN ACCOUNTING POLICIES

At December 31, 2003, we adopted the amended standard of accounting for stock-based compensation as required by CICA Handbook section 3870, "Stock-based compensation and other stock-based payments" (CICA 3870). The amended standard has an expanded requirement to apply the fair-value based method of accounting for all stock-based payments, direct awards of stock and awards that call for settlement in cash and other assets. Under the fair-value based method, compensation costs attributable to all share options are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. We have applied the changes retroactively and restated the prior period for comparative purposes.

At December 31, 2003, we retroactively adopted the new standard of accounting for asset retirement obligations as required by CICA Handbook 3110, Asset Retirement Obligations (CICA 3110). The standard requires liability recognition for long-lived asset retirement obligations such as our wellsites and associated facilities. Initial measurement of the liabilities is their fair values, which is based on their discounted future values. These fair values are capitalized as part of the cost of the related assets and depleted to expense on the unit-of-production method. The liabilities accrete until we expect to settle the obligations. This differs from our prior practice, which involved accruing for the estimated removal and site restoration liability through charges to net earnings over the estimated life of reserves. We have applied the changes retroactively and restated the prior period for comparative purposes.

10

DYNAMIC OIL & GAS, INC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Interim Report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our worldwide website or otherwise, in the future, by or on behalf of us. Such statements are generally identifiable by the terminology used such as "plans", "expects, "estimates", "budgets", "intends", anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may" or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and crude oil products; the ability to produce and transport natural gas, natural gas liquids and crude oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict and the negotiation and closing of material contracts. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or crude oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas, natural gas liquids and crude oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

11

THIRD QUARTER REPORT AS OF SEPTEMBER 30, 2004

BALANCE SHEETS

(In Canadian dollars)

	Sept 30	December 31
	2004	2003
	$	$
	(unaudited)
ASSETS
Current
Accounts receivable	2,754,617	6,962,387
Income taxes receivable	312,431	–
Prepaid expenses	438,757	356,449
Total current assets	3,505,805	7,318,836
Natural gas and oil interests	66,239,278	57,083,789
Capital assets	438,176	365,561
	70,183,259	64,768,186
LIABILITIES & SHAREHOLDERS' EQUITY
Current
Bank indebtedness	1,029,679	1,386,238
Operating loan	11,650,000	13,250,000
Accounts payable and accrued liabilities	8,077,163	11,335,946
Income taxes payable	–	659,519
Total current liabilities	20,756,842	26,631,703
Asset retirement obligations	1,951,010	1,587,733
Future income tax liability	4,808,295	5,617,723
Total liabilities	27,516,147	33,837,159
Share capital	39,879,638	27,747,487
Contributed surplus [note 2]	715,871	358,229
Retained earnings	2,071,603	2,825,311
Total shareholders' equity	42,667,112	30,931,027
	70,183,259	64,768,186

Wayne Babcock	Donald Umbach
Director	Director

Notice to Reader

The accompanying financial statements of Dynamic Oil & Gas, Inc., comprised of the Balance Sheets as at September 30, 2004 and the Interim Statements of Earnings and Cash Flows for the three and nine-month periods ended September 30, 2004 and 2003 are the responsibility of the Company's management. These financial statements have not been reviewed by the independent external auditors of the Company.

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30 2004	Sept 30 2003	Sept 30 2004	Sept 30 2003
	$	$	$	$
		(restated –		(restated –
		Note 2)		Note 2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Natural gas, liquids and
oil sales	9,688,743	11,980,242	30,983,921	37,212,291
Royalties	(2,237,397)	(3,286,769)	(7,056,374)	(10,742,457)
Production costs	(2,329,583)	(2,085,483)	(6,304,647)	(5,282,815)
	5,121,763	6,607,990	17,622,900	21,187,019
Provincial royalty credits	175,325	(5,518)	255,443	411,447
	5,297,088	6,602,472	17,878,343	21,598,466
EXPENSES
General and
administrative	845,764	904,642	2,814,228	2,734,943
Interest expense – net	117,737	189,222	424,343	538,871
Accretion of asset
retirement obligation
[note 2]	32,781	23,461	85,078	70,383
	996,282	1,117,325	3,323,649	3,344,197
Earnings from operations
before the
following:	4,300,806	5,485,147	14,554,694	18,254,269
Amortization and
depletion	3,467,122	3,396,065	9,319,141	7,470,917
Exploration expenses	1,400,277	565,346	6,550,793	2,310,733
Earnings (loss)
before taxes	(566,593)	1,523,736	(1,315,240)	8,472,619
Income tax expense (recovery)
– Current	–	739,102	(51,730)	1,751,394
– Future	(188,271)	(45,576)	(509,802)	1,348,473
Net earnings (loss)	(378,322)	830,210	(753,708)	5,372,752
Retained earnings
(deficit), beginning
of period	2,449,925	2,389,551	2,825,311	(2,152,991)
Retained earnings
(deficit),
end of period	2,071,603	3,219,761	2,071,603	3,219,761
Net earnings (loss) per share
basic	(0.01)	0.04	(0.03)	0.25
diluted	(0.01)	0.04	(0.03)	0.25

12

DYNAMIC OIL & GAS, INC.

STATEMENTS OF CASH FLOWS

(In Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30 2004	Sept 30 2003	Sept 30 2004	Sept 30 2003
	$	$	$	$
		(restated –		(restated –
		Note 2)		Note 2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net earnings (loss)	(378,322)	830,210	(753,708)	5,372,752
Add (deduct) items not involving cash:
Accretion of asset
retirement obligation
[note 2]	32,781	23,461	85,078	70,383
Amortization and
depletion	3,467,122	3,396,065	9,319,141	7,470,917
Stock-based
compensation	89,908	96,383	357,642	318,062
Future income tax
expense (recovery)	(188,271)	(45,576)	(509,802)	1,348,473
Exploration expenses	1,400,277	565,346	6,550,793	2,310,733
	4,423,495	4,865,889	15,049,144	16,891,320
Changes in non-cash
working capital affecting
operating activities	2,016,957	2,581,194	(4,344,443)	1,217,338
Cash provided by
operating activities	6,440,452	7,447,083	10,704,701	18,108,658
FINANCING ACTIVITIES
Bank indebtedness	(127,505)	(666,101)	(356,559)	(490,828)
Operating loan	2,975,000	(475,000)	(1,600,000)	2,725,000
Shares issued for cash	–	22,360	11,832,524	1,510,858
Cash provided by
(used in) financing
activities	2,847,495	(1,118,741)	9,875,965	3,745,030
INVESTING ACTIVITIES
Purchase of
capital assets	(118,235)	(116,070)	(189,547)	(242,935)
Natural gas and
oil interests	(5,256,665)	(4,856,688)	(18,079,498)	(15,582,315)
Exploration expenses	(1,400,277)	(565,346)	(6,550,793)	(2,310,733)
Changes in non-cash
working capital affecting
investing activities	(2,512,770)	(790,238)	4,239,172	(3,717,705)
Cash used in
investing activities	(9,287,947)	(6,328,342)	(20,580,666)	(21,853,688)
Change in cash
and cash equivalents –		–	–	–
Cash and cash
equivalents, beginning
of period	–	–	–	–
Cash and cash
equivalents, end of period –		–	–	–
Supplemental disclosures of cash flow information
Net cash paid (refunded) during the period for:
Interest	126,768	211,083	437,162	555,536
Income taxes	199,833	(351,555)	869,249	(150,408)

Notes to Unaudited Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosures required for annual financial statements.

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements, and revenues and expenses during the reporting period. Such estimates primarily involve sales volumes, commodity prices, royalties, production costs, certain general and administrative expenses, depletion and accretion expense. Changes in facts and circumstances may result in revised estimates, and actual results may differ from these estimates. In the opinion of management, all estimates and accruals necessary for a fair presentation have been considered and included. Operating results for the three and nine-month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004.

These statements should be read in conjunction with the audited Balance Sheet as at December 31, 2003 and Statement of Operations and Retained Earnings, and Statement of Cash Flows and the notes thereto for the fiscal year ended December 31, 2003, such financial statements having been filed with the Securities Commissions. These financial statements reflect the same significant accounting policies as those described in the notes to the Company's Fiscal 2003 financial statements.

13

THIRD QUARTER REPORT AS OF SEPTEMBER 30, 2004

Note 2. Changes in Accounting Policies

[a] Stock-Based Compensation

At December 31, 2003, the Company adopted the amended standard of accounting for stock-based compensation as required by CICAHandbook section 3870, "Stock-based compensation and other stock-based payments" (CICA 3870). The amended standard has an expanded requirement to apply the fair-value based method of accounting for all stock-based payments, direct awards of stock and awards that call for settlement in cash and other assets.

Under the fair-value based method, compensation costs attributable to all share options are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Pursuant to the transition rules related to the amended standard, the expense recognized relates to all stock options granted during the year ended December 31, 2003. Accordingly, for comparative reporting purposes, the three and nine-month periods ended September 30, 2003 have been retroactively restated, resulting in decreases to net earnings by $96,383 and $318,062, respectively. Correspondingly, increases to contributed surplus were retroactively recorded.

For stock options granted prior to January 1, 2003, the Company has disclosed the required pro-forma effect on net earnings and net earnings per share as if the fair-value method of accounting as prescribed in CICA 3870 had been applied.

[b] Asset Retirement Obligations

At December 31, 2003, the Company retroactively adopted the new standard of accounting for asset retirement obligations as required by CICA Handbook 3110, Asset Retirement Obligations (CICA 3110). The standard requires liability recognition for retirement obligations associated with tangibles assets, such as our wellsites and associated facilities. Initial measurement of the liabilities is their fair values, which is based on their discounted future values. These fair values are capitalized as part of the cost of the related assets and depleted to expense on the unit-of-production method. The liabilities accrete until the Company expects to settle the obligations.

This differs from the prior practice, which involved accruing for the estimated removal and site restoration liability through charges to net earnings over the estimated life of reserves.

The Company has applied the changes retroactively and prior periods have been restated for comparative purposes.

Note 3. Common Share Capital

[a] Issued and Outstanding Shares

The following table sets forth the issued and outstanding common shares.

	For the Nine Months		For the Year
	Ended Sept 30		Ended Dec 31
	#	$	#	$
Outstanding, beginning
of period	22,194,778	27,747,487	20,272,530	20,720,629
Shares issued on the
exercise of stock
options	84,200	167,450	871,582	1,510,858
Shares issued under
flow-through
agreements (1)	2,000,000	10,774,398	–	–
Shares issued on
private placements (1)	280,000	1,190,303	–	–
Shares issued to
repurchase gross
overriding royalty
interests	–	–	1,050,666	5,516,000
Outstanding,
end of period	24,558,978	39,879,638	22,194,778	27,747,487

(1)	On April 30, 2004, we entered into a bought-deal financing agreement with both Octagon Capital Corporation as lead underwriter and Raymond James Ltd. Pursuant to the terms of the agreement, we agreed to issue, by way of private placement, 2,000,000 flow-through shares at $5.60 per share on a firm- underwriting basis. As well, we agreed to issue 280,000 common shares at $4.55 per share. In connection with the flow-through share portion of the financing, share capital includes proceeds of $11,200,000 less fees and expenses of $725,228, plus related future income taxes of $299,626 which require recognition in accordance with current accounting rules under CICA Handbook section 3465. In connection with the non-flow-through portion of the financing, share capital includes proceeds of $1,274,000 less fees and expenses of $83,697.

Gross proceeds from the flow-through shares will be used to incur qualifying Canadian Exploration Expense ("CEE") as defined in the Income Tax Act (Canada) and the Company will renounce, for the 2004 taxation year, such CEE in favour of the original holders of the flow-through shares in an amount equal to the issue price for each flow-through share.

The common shares offered are not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

14

DYNAMIC OIL & GAS, INC.

[b] Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30 2004	Sept 30 2003	Sept 30 2004	Sept 30 2003
$ unless otherwise stated
Numerator:
Net earnings
(loss) per period	(378,32)	830,210	(753,708)	5,372,752
Denominator:
Weighted average number
of common shares
outstanding (#)	24,558,978	22,112,858	23,351,621	21,166,890
Effect of dilutive
stock options	562,180	591,236	602,451	534,282
Basic earnings (loss)
per share	(0.02)	0.04	(0.03)	0.25
Diluted earnings (loss)
per share	(0.02)	0.04	(0.03)	0.25

[c] Options Outstanding

The following table summarizes the status of the Company's stock option plan for the periods presented.

		For the Nine Months		For the Year
		Ended Sept 30		Ended Dec 31
	#	$	#	$
Outstanding,
beginning of period 1,615,834		2.61	2,077,750	1.83

Granted during
the period	285,000	4.03	421,000	4.61

Exercised during
the period	(84,200)	1.99	(871,582)	1.73

Forfeited during
the period	(48,334)	3.00	(11,334)	2.83

Outstanding,
end of period	1,768,300	2.86	1,615,834	2.62

Options exercisable,
end of period	1,343,467	2.63	1,081,667	2.33

Options outstanding as at September 30, 2004 had expiry dates ranging from January 23, 2005 to April 29, 2013, with exercise prices ranging from $1.45 to $5.43 per share.

Note 4. Pro-Forma Net Earnings (Fair-Value Based Method of Accounting for Stock Options)

Stock options granted to directors and employees prior to January 1, 2003 were accounted for using the intrinsic-value based method. During the nine-month periods ended September 30, 2004 and 2003, the Company used the fair-value based method of accounting for stock options granted to directors, employees and non-employees, resulting in a decrease to net earnings and a corresponding increase to contributed surplus of $357,642 and $318,062 [for the three-month periods ended September 30, 2004 and 2003 – $89,908 and $96,383, respectively].

The following table shows pro-forma net earnings and net earnings per common share had the Company applied the fair-value based method of accounting for all stock options outstanding:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30 2004	Sept 30 2003	Sept 30 2004	Sept 30 2003
	$	$	$	$
Net earnings (loss):
As reported	(378,322)	830,210	(753,708)	5,372,752
Pro forma	(403,495)	799,777	(829,227)	5,281,451
Basic earnings (loss) per common share:
As reported	(0.02)	0.04	(0.03)	0.25
Pro forma	(0.02)	0.04	(0.04)	0.25
Diluted earnings (loss) per common share:
As reported	(0.01)	0.04	(0.03)	0.25
Pro forma	(0.01)	0.03	(0.03)	0.24

The fair values of the stock option grants were estimated based on the dates of grant using the Black-Scholes option-pricing model with the following assumptions:

	For stock options
	granted during
	2004	2003
Risk-free average interest rate	4%	4%
Dividend yield	0%	0%
Estimated volatility	51%	51%
Estimated life (years)	3	3

15

Corporate Information

Directors		Solicitors

Wayne J. Babcock	John A. Greig	Irwin, White & Jennings Vancouver, British Columbia
David J. Jennings	John Lagadin	Perkins Coie LLP Santa Monica, California
Jonathan A. Rubenstein	William B. Thompson
Donald K. Umbach		Auditors

Ernst & Young LLP Vancouver, British Columbia
Officers
Bankers
Wayne J. Babcock, President & Chief Executive Officer
Donald K. Umbach, Vice President & Chief Operating Officer		National Bank of Canada Calgary, Alberta
David G. Grohs, Vice President, Production
Michael A. Bardell, Chief Financial Officer & Corporate Secretary		Registrar and Transfer Agent

Head Office		CIBC Mellon Trust Company Vancouver, British Columbia

Suite 230 – 10991 Shellbridge Way		Trading Symbols
Richmond, British Columbia Canada V6X 3C6
Tel: 604-214-0550 Toll free: 1-800-663-8072		TSX : DOL NASDAQ : DYOLF
Fax: 604-214-0551 E-mail: infodynamic@dynamicoil.com		Regulatory filings website: Canadian: www.sedar.com
Website: www.dynamicoil.com		US: www.sec.gov/edgar